November 15, 2013

Via EDGAR and Federal Express

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Retrophin, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted October 25, 2013 CIK No. 0001438533

Dear Mr. Riedler:

Set forth below is the response on behalf of Retrophin, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 8, 2013 (the “Comment Letter”) concerning the referenced Amendment No. 2 to Draft Registration Statement on Form S-1 which was originally submitted to the Commission on October 25, 2013.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

We are providing to you under separate cover two copies of the Registration Statement on Form S-1, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously submitted Amendment No. 2 to Draft Registration Statement on Form S-1.

General

1.
We note your response to our prior comment 10 and your added disclosure on pages 6 and 36 in response to that comment.  Given your disclosure that you intend to continue to discuss this proposal with Transcept Pharmaceuticals, please add a risk factor indicating how such an acquisition might affect your liquidity and overall financial position.  Additionally, on page 36, please expand disclosure to indicate the business reason(s) behind your proposal to acquire Transcept, and discuss how such an acquisition or consolidation would impact your plan of business going forward.

We have revised the disclosure as requested.

Jeffrey P. Riedler
Securities and Exchange Commission
November 15, 2013

Liquidity and Capital Resources, page 36

2.
We note your response to our prior comment 15 and reissue the comment in part.  Please disclose the upfront fee paid in connection with your exclusivity agreement or provide an analysis as to why such fee does not represent material information and need not be disclosed in the prospectus.

We have revised the disclosure as requested.

3.
We note your response to our prior comment 16 and reissue the comment in part.  Please expand your disclosure to identify each of the parties involved in the settlement and the underlying subject matter and circumstances under which the referenced liabilities were accrued.  Please note that disclosure with respect to transactions with related persons is required by Item 404(d) of Regulation S-K.  Please also file the settlement agreements and any related party promissory notes as exhibits or provide your analysis as to why such agreements underlying the settlement do not represent material agreements required to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

We have revised the disclosure as requested to identify the related parties and include a description of the underlying subject matter and have attached a form of settlement agreement, indemnification agreement and promissory note as exhibits to the registration statement.  However, we believe that the names of the individuals that are beneficiaries under the various settlement agreements are not material and Rule 601 of Regulation S-K and the related rules do not require us to disclose or file as exhibits agreements which we believe are not material.  As such, we do not believe disclosure of the names of the beneficiaries under the various settlement agreements or inclusion of the individual agreements as exhibits to the registration statement is required.

RE-021, page 45

4.
We note your response to our prior comment 29 and reissue the comment in part.  Please expand the discussion to describe how ERA selectivity may lead to greater safety compared to non-selective ERAs and specifically how such selectivity may lead to less edema in treatment populations.  In providing your revised disclosure, please avoid scientific terminology that could be confusing to a reasonable investor.  Please additionally clarify whether the failures of the product candidates discussed in the previous sentences related to incidences of edema or some other cause.

We have revised the disclosure as requested.  The Company did not conduct the trials for the product candidates discussed in this section and is therefore unable to determine what caused them to fail.

Research Agreement, page 49

5.	We note your response to our prior comment 18 and reissue the comment in part. Please expand disclosure on page 49 to discuss all material terms of the agreement, including the following:
•	the aggregate amount of fees you may potentially be required to pay St. Jude over the course of the agreement;
•	amounts paid to St. Jude to date; and
•	any provisions relating to licenses or other intellectual property granted or transferred to St. Jude or that may be granted or transferred to St. Jude in the future.

We have revised the disclosure as requested.

Jeffrey P. Riedler
Securities and Exchange Commission
November 15, 2013

Licenses and Royalties, page 49

6.
We acknowledge your response to our prior comment 30 and reissue the comment in part.  Please provide the applicable royalty rate you may pay under the Ligand license agreement expressed as a percentage or range within 10% (e.g., “between 10% and 20%” or “in the twenties”).  Additionally, to the extent duration of the agreement is tied to the royalty term, please disclose the royalty term in this section.

We have revised the disclosure as requested.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan L. Greebel, Esq.
Evan L. Greebel, Esq.

Enclosures

cc: Martin Shkreli, CEO
Marc Panoff, CFO